Filed by Dobson Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject company: Dobson Communications Corporation
(Registration No. 333-122089)

FOR IMMEDIATE RELEASE

Dobson Communications Announces Expiration of Preferred Stock Exchange
Offer and Consent Solicitation

OKLAHOMA CITY, March 16, 2005 (PRIMEZONE) – Dobson Communications Corporation (“Dobson” or the “Company”) (NasdaqNM: DCEL) announced that its offer to exchange cash and shares of Series J Mandatory Convertible Preferred Stock for up to all of its outstanding 12.25% Senior Exchangeable Preferred Stock and 13% Senior Exchangeable Preferred Stock (the “Exchange Offer”) has expired. The minimum acceptance thresholds of a majority of the outstanding shares of each class of such preferred stock, and 75% of the combined number of outstanding shares of each class of such preferred stock, have not been met. The offer has therefore expired and will not be consummated.

     Dobson is a leading provider of wireless phone services to rural markets in the United States. Headquartered in Oklahoma City, Dobson owns wireless operations in 16 states. For additional information on Dobson and its operations, please visit its Website at http://www.dobson.net.

Contact:

Dobson Communications Corporation J. Warren Henry (405) 529-8820